Form N-SAR, Sub-Item 77E
Legal Proceedings



Nuveen Investment Quality Municipal Fund, Inc.
811-06091

    Certain Nuveen leveraged closed-end funds
(including the Nuveen Investment Quality Municipal
Fund, Inc. (symbol NQM ) (hereafter, the Fund )) were the subject of a putative shareholder derivative action complaint filed on February 18, 2011 in the Circuit Court of Cook County, Illinois, Chancery Division (the Cook County Chancery Court ) captioned Martin Safier, et al.,
v. Nuveen Asset Management, et al. (the  Complaint ).
The Complaint was filed on behalf of purported holders of each funds common shares and also names Nuveen Fund
Advisors as a defendant, together with current and former officers and a trustee of each of the funds (together with the nominal defendants, collectively, the Defendants ).
The Complaint alleged that Nuveen Fund Advisors (the funds investment adviser) and the funds officers and Board of Directors or Trustees, as applicable (the Board of Trustees ) breached their fiduciary duties by favoring the interests of holders of the funds auction rate preferred shares ( ARPS ) over those of its common shareholders in connection with each funds ARPS refinancing and/or redemption activities.

    The suit sought a declaration that the Defendants breached their fiduciary duties, indeterminate monetary damages in favor of the funds and an award of plaintiffs costs and disbursements in pursuing the action. On April
29, 2011, each of the Defendants filed a motion to dismiss the Complaint. By decision dated December 16, 2011, the Court granted the Defendants Motion to Dismiss with prejudice and the plaintiffs failed to appeal that decision within the required time frame.